SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2019

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CERTIFICATE

EXTRACT OF THE MINUTES OF THE 844th MEETING OF THE BOARD OF DIRECTORS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

It is hereby certified for the due purposes that the 844th meeting of the Board of Directors of Centrais Elétricas Brasileiras S.A. – Eletrobras (“Company”) was held on September 26, 2019 and September 27, 2019, at the Company's headquarters, located at Quitanda Street, 196, 25th floor, Centro, Rio de Janeiro – RJ. The meeting was chaired by JOSÉ GUIMARÃES MONFORTE. Decision: DEL-203/2019, of 09.26.2019. Incorporation of SPE TDG by CHESF. RES 640, 9/16/2019.  The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the exercise of its duties, and considering the decision of the Board of Executive Officers and the following documents, HAS DELIBERATED: ➢  Resolution of the Board of Executive Officers No. 640, of September 16, 2019;  ➢  Report to the Board of Executive Officers No. PR-309, of September 16, 2019; ➢  Certificate of the Minutes of the Statutory Audit and Risk Committee Meeting - RCAE, 83rd of September 24, 2019; ➢   Technical Information PRFG-005, of 09.12.2019; ➢  Executive Summary PR-009, dated 09.18.2019; 1. approve the dilution of ATP shares in TDG, with the respective capitalization of CHESF's AFACs in TDG, concomitant with the acquisition by CHESF of ATP's equity stake in TDG for R$ 34 million, making it a subsidiary full incorporation, and subsequent incorporation of TDG by CHESF, subject to the consent and approvals: i) of the Secretariat of Coordination and Governance of State Enterprises - SEST, of the Ministry of Economy; ii) the Administrative Council for Economic Defense - CADE; iii) the National Electric Energy Agency - Aneel; iv) Banco do Nordeste do Brasil S.A. - BNB; 2. approve the Private Instrument for Preventive and Extinct Disputes between CHESF and ATP; 3. To approve the draft of the First Amendment to the Private Instrument for Preventive and Extensive Litigation between CHESF and ATP, signed on December 14, 2018; 4. To determine that the SPE Holdings Management Department - PRFG, the Financial and Investor Relations Office - DF, the Transmission Office - DT, the Board of Governance Secretariat - CAAS and the General Secretariat - PRGS adopt , in their respective areas of action, the measures necessary to comply with this Resolution. Decision: DEL-208/2019, of 09.26.2019. Non-exercise of the option to increase Eletrobras's interest in Amazonas Energia's capital stock, pursuant to art. 17 of CPPI Resolution No. 20/2017. RES 623, dated 09.10.2019. The Board of Directors of Centrais Elétricas Brasileiras S.A. - Eletrobras, in the exercise of its duties, and considering the decision of the Board of Executive Officers and the following documents, HAS DELIBERATED: ➢ Resolution of the Board of Executive Officers No. 623, of September 10, 2019; ➢ Report to the Board of Executive Officers No. DF-077, of September 10, 2019; ➢ Certificate of the Minutes of the Statutory Audit and Risk Committee Meeting - RCAE, 81th of September 18, 2019; ➢ Certificate of the Minutes of 30th Strategy, Governance and Sustainability Committee Meeting - RCEGS of September 26, 2019; ➢Technical Information DFPI-013, of 09.04.2019; ➢  Executive Summary DFP-011, dated 09.18.2019;  1. To decide not to exercise the right to increase its interest in Amazonas Energia's total share capital by up to 30% (thirty percent), as provided for in Clause 5 of the Shareholders' Agreement between Eletrobras, Juruá Energia Consortium and Amazonas Energia; 2. notify Juruá Energia Consortium until October 10, 2019, pursuant to Sub-Clause 5.3 of the Shareholders Agreement; 3. To determine that the Financial and Investor Relations Office - DF,  the Investment Management Department - DFPI, the Board of Directors' Governance Secretariat - CAAS and the General Secretariat - PRGS adopt, in their respective areas of action, the measures necessary to comply with this Resolution. This certificate is drawn up and signed by me, FERNANDO KHOURY FRANCISCO JUNIOR, Advisor to the Board of Directors of Eletrobras and Substitute Secretary of Governance.

Rio de Janeiro, October 2  2019.

FERNANDO KHOURY FRANCISCO JUNIOR

Substitute Governance Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 7, 2019
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.